Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (filed on or about June 26, 2020) pertaining to the Medallion Financial Corp. 2018 Equity Incentive Plan of our reports dated March 30, 2020 on (i) the consolidated financial statements of Medallion Financial Corp. and subsidiaries as of December 31, 2019 and 2018 and for each of the three years in the three-year period ended December 31, 2019 and on the selected financial ratios and other data for each of the three years in the three-year period ended December 31, 2017, and (ii) the effectiveness of internal control over financial reporting as of December 31, 2019, all of which appear in the Annual Report on Form 10-K of Medallion Financial Corp. for the year ended December 31, 2019.

/s/ Mazars USA LLP
Mazars USA LLP
Edison, New Jersey
June 26, 2020